UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Euroseas, Ltd.
(Name of Issuer)

Common Stock, par value $0.03 per share
(Title of Class of Securities)

Y23592309
(CUSIP Number)

David Maryles Managing Director, Legal & Compliance BlackRock, Inc. 55 East 52nd Street New York, NY 10055 (212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2019[1]
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   See Explanatory Note.

CUSIP No. Y23592309	Page 2

1	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlackRock, Inc. (TIN: 23-0174431)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO – Funds of investment advisory clients

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,128,200 (1)

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
3,128,200 (1)

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,128,200 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Reflects 900,000 shares of Euroseas, Ltd.’s (the “Issuer’s”) common stock, par value $0.03 per share (“Common Stock”), together with Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) that are convertible, at a conversion price of $1.95 per share, into 2,228,200 shares of Common Stock.  The use of a conversion price of $1.95 per share is based on information provided by the Issuer.

(2)
Based on (a) 44,659,376 shares of Common Stock outstanding as of the date of this filing based on information provided by the Issuer, and (b) Series B Preferred Shares that are convertible into 2,228,000 shares of Common Stock, as computed in accordance with Rule 13d-3(d)(1).

Explanatory Note

The purpose of this Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by BlackRock, Inc. (“BlackRock”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2018 is to report a change in the percentage of shares of Common Stock of the Issuer beneficially owned by the Reporting Person that resulted from a change in the number of shares of Common Stock outstanding as a result of the issuances of additional shares of Common Stock by the Issuer, the closings of which were announced in Form 6-K filings made by the Issuer on August 9, 2019 and November 21, 2019, respectively, and the adjustments to the conversion ratio for the Series B Preferred Shares beneficially owned by the Reporting Person that resulted from such issuances.  This Amendment No. 3 is being filed promptly following notification by the Issuer, on November 20, 2019, of the updated conversion ratio for the Series B Preferred Shares.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 amends the Schedule 13D filed by BlackRock with the SEC on August 3, 2018 (the “Initial BlackRock Statement”), as amended by the Amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by BlackRock with the SEC on June 3, 2019, and the Amendment No. 2 to Schedule 13D filed by BlackRock with the SEC on June 7, 2019 (“Amendment No. 2”) (as amended, the “BlackRock Schedule 13D”) regarding the common stock, par value $0.03 per share (“Common Stock”), of Euroseas, Ltd. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands.  Euroseas, Ltd.’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.
As stated in the Initial BlackRock Statement, that filing adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D, in respect of the Issuer’s shares of Common Stock, the Schedule 13D in respect of the Issuer’s shares of Common Stock filed on behalf of Tennenbaum Capital Partners, LLC (“TCP”) with the SEC on January 31, 2014 (the “Original TCP Schedule 13D”), as separately amended by TCP on March 20, 2014 (the “TCP Amendment No. 1”), January 14, 2016 (the “TCP Amendment No. 2”), March 8, 2016 (the “TCP Amendment No. 3”), December 19, 2016 (the “TCP Amendment No. 4”), June 12, 2017 (the “TCP Amendment No. 5”), June 11, 2018 (the “TCP Amendment No. 6”), August 3, 2018 (the “TCP Amendment No. 7”), and June 3, 2019 (the “TCP Amendment No. 8” and, together with the Original TCP Schedule 13D and TCP Amendment. Nos. 1 through No. 8 thereto, the “TCP Schedule 13D”).
Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Initial BlackRock Statement, the Amendment No. 1 or Amendment No. 2 thereto, or the TCP Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Initial BlackRock Statement.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the BlackRock Schedule 13D is hereby amended and restated as follows:

(a) – (c) and (f)

Current information concerning the identity, background and citizenship of each executive officer and director of BlackRock is set forth on Annex A, attached hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(c) There have been no transactions in the shares of the Issuer’s Common Stock or the Series B Preferred Shares beneficially owned by the Reporting Person during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2019
BlackRock, Inc.

By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Managing Director, Legal & Compliance

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

J. Richard Kushel	Senior Managing Director and Head of Multi-Asset Strategies and Global Fixed Income	55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Geraldine Buckingham	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	Australia

Mark Wiedman	Senior Managing Director, Head of International and Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	400 Howard Street San Francisco, CA 94105	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

William S. Demchak	The PNC Financial Services Group, Inc. – President, Chairman and CEO	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Floor New York, NY 10055	U.S.
Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation – Executive Vice President of Business Development	Microsoft One Microsoft Way Redmond, WA 98052	U.S.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Cheryl D. Mills	BlackIvy Group – Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Bader M. Alsaad	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait